UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

GenesisAI Corporation

(Exact name of issuer as specified in its charter)

Delaware	83-1119348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

201 SE 2nd Ave., Miami, FL 33131

(Full mailing address of principal executive offices)

(617) 922-4131

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or the “Company” refer to GenesisAI Corporation, a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “will,” “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business ─ Risk Factors” of our Annual Report on Form 1-K for the fiscal year ended December 31, 2022, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. These forward-looking statements may include, among other things, statements relating to:

●	our vision and expectations of the future capabilities and release dates of our products;

●	our expectations of demand for our products from other companies, governments or organizations;

●	the formation of a substantial market for our products;

●	our vision of mass access to, users of, and suppliers for our products;

●	our expectations of how our products will improve or maximize the utility of artificial intelligence applications;

●	our anticipated dependence upon external sources for the financing of our operations;

●	our expected ability to successfully and profitably market our products, or an expectation that there will be no need to incur substantial marketing expenses;

●	the anticipated degree of acceptance of our products by users;

●	the estimated amount and nature of competition from other competitors or lack thereof;

●	our future dependence or lack thereof on a limited number of suppliers;

●	our expected ability to protect our highly technical and complex internet-based software platform from computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service, or an expectation that these threats will not affect our financial condition or results of operations;

●	our anticipated ability to obtain and enforce patents, protect our proprietary technology, and prevent others from using our technology to compete with us, which could create undue competition and pricing pressures; and

●	our ability to maintain regulatory approvals and comply with applicable laws and regulations.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

GenesisAI Corporation was formed in the State of Delaware in July 2018. Our principal executive office is located at 201 SE 2nd Ave., Miami, FL 33131.

We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

With the GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. Our existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services.

Our AI protocol and platform and related online marketplace are not yet fully developed and to date we have not generated substantial revenues from our operations.

We have also recently begun work on a second product, a custom email marketing system which is being designed to enable email marketers to send emails with high deliverability using their own automatically-built custom email server. We plan to release the beta version by the end of 2023 and expect to integrate this product into our AI marketplace once we have enough customer demand. The new product is being designed with AI functionalities. For example, the system design will use AI to automatically respond to emails and provide analytics regarding how to optimize email marketing.

Recent Developments

Regulation Crowdfunding Offering

On July 8, 2022, we filed an Offering Statement on Form C under Securities Act of 1933, as amended, or the Securities Act, with the Securities and Exchange Commission, or the SEC, and filed subsequently amendments on Form C/A (as amended, the “Form C/A”). The Form C/A disclosed that the Company would be conducting an offering of up to 716,464 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), under Regulation Crowdfunding and Section 4(a)(6) of the Securities Act at a price per share of $4.15 for total maximum gross proceeds of $3,044,972 (the “Regulation Crowdfunding Offering”), with Netcapital Funding Portal Inc., or Netcapital, a funding portal registered with the SEC and a FINRA member. The Regulation Crowdfunding Offering met its target offering amount of $10,000.25. The Form C/A does not provide for a deadline for the Regulation Crowdfunding Offering to meet its maximum offering amount. However, in an amendment to the Form C/A filed on August 29, 2023, the deadline to reach the target offering amount was extended to October 30, 2023. Further information about the Regulation Crowdfunding Offering and related disclosures are provided in the Form C/A, and may be updated, supplemented, or modified by future amendments to the Form C/A.

From July 1, 2023 to September 14, 2023, the Company sold 33,261 shares of Class A Common Stock at a price per share of $4.25 in the Regulation Crowdfunding Offering.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to generate substantial revenues;

●	our ability to fully develop our product offerings;

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30,		Change
	2023	2022	$	%
Revenues	$1,500	$6,599	$(5,099)	(77.3)
Cost of revenues	1,300	9,893	(8,593)	(86.9)
Gross profit	200	(3,294)	3,494	106.1
Operating expenses
Selling, general and administrative	$348,403	$766,514	$(418,111)	(54.5)
Research and development	472,927	853,079	(380,152)	(44.6)
Total operating expenses	821,330	1,619,593	(798,263)	(49.3)
Total operating loss	(821,330)	(1,619,593)	791,664	49.3
Other income
Interest paid	655	—	655	100.0
Net loss	$(820,475)	$(1,622,887)	$802,412	49.4

Operating Loss

Our total operating loss decreased approximately $0.79 million, to approximately $0.81 million for the six months ended June 30, 2023 from approximately $1.62 million for the six months ended June 30, 2022, or 49.3%. This overall decrease was primarily caused by a decrease in selling, general and administrative expenses of approximately $0.42 million, or 54.5%, to approximately $0.35 million for the six months ended June 30, 2023 from approximately $0.77 million for the six months ended June 30, 2022. This decrease was primarily due to a decrease in stock options expenses. For the year ended December 31, 2023, we estimate that our operating loss will be approximately $1.2 million; however, this estimate may vary substantially from actual results due to the factors described above under “—Principal Factors Affecting our Financial Performance” and “Item 1. Business ─ Risk Factors” of our Annual Report on Form 1-K for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $248,702, an amount due from a stockholder of $67,000 and accounts receivable of $1,500. Our total assets were $317,202 as of June 30, 2023.

To date, we have financed our operations primarily through proceeds from the sales of our securities.

We believe that our current levels of cash, whether or not we receive any proceeds from our current Regulation Crowdfunding offering or other sources, will only be sufficient to meet our anticipated cash needs for our operations for the next 10 months. Beyond this period, we anticipate that we will require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our financial resources, including any proceeds that we may receive from our current Regulation Crowdfunding offering, are insufficient to satisfy our capital requirements and business growth goals, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Capital Expenditures and Other Obligations

The Company does not currently have plans to make significant capital expenditures. The Company will continually assess whether such expenditures are warranted.

Summary of Cash Flows

As of June 30, 2023, we had approximately $248,702 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Net cash used in operating activities	$(334,942)	$(927,757)
Net cash used in investing activities	—	—
Net cash provided by financing activities	130,849	125,192
Net increase (decrease) in cash and cash equivalents	(204,093)	(802,565)
Cash and cash equivalents at beginning of period	452,795	1,479,904
Cash and cash equivalent at end of period	$248,702	$677,339

Net cash used in operating activities was approximately $0.33 million for the six months ended June 30, 2023, as compared to approximately $0.93 million for the six months ended June 30, 2022. The decrease in net income loss was the primary reason for the decrease in net cash used in operating activities.

Net cash used in investing activities was $0 for the six months ended June 30, 2023, and 2022 as there were no investing activities during these periods.

Net cash provided by financing activities was approximately $0.131 million for the six months ended June 30, 2023, as compared to approximately $0.125 million for the six months ended June 30, 2022. The increase in net cash from financing activities was due to an increase in proceeds from our Regulation Crowdfunding offering in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Regulation A Offering

On February 18, 2022, we launched an offering under Regulation A, pursuant to which we and certain selling stockholders offered up to 17,647,058 shares of Class A Common Stock at an offering price of $4.25 per share, of which we offered 12,352,940 shares, for gross proceeds of up to $75,000,000, subject to a maximum of 70% of gross proceeds on a pro rata basis with the selling stockholders, on a “best efforts” basis. We bear all costs, expenses and fees in connection with the qualification or registration of the shares of Class A Common Stock that were offered by the selling stockholders, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders bear all commissions and discounts, if any, attributable to their sale of their shares of Class A Common Stock.

The offering is scheduled to terminate on the earlier of: (i) such time as our board of directors determines to terminate the offering; (ii) such time as all of the Class A Common Stock offered is sold; or (iii) February 17, 2025. The offering does not have a minimum offering amount. The Company does not utilize a third-party escrow account for the offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company. Once investor subscriptions are accepted by the Company, funds are deposited into an account controlled by the Company. In the event that we terminate the Current Regulation A Offering before the maximum offering amount was sold, we will close on all funds received and accepted up to that time and promptly issue all purchased and unissued Class A Common Stock. If an investor’s subscription is rejected, the investor’s payment (or portion thereof if partially rejected) will be returned within 30 days without interest.

We may hold a series of closings at which we and the selling stockholders receive the funds from the segregated investment account and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us and the selling stockholders for securities sold by us and the selling stockholders, respectively, and we and the selling stockholders will have access to these funds even if they do not cover the expenses of the Current Regulation A Offering. We expect to hold closings on at least a monthly basis.

As of May 1, 2023, we suspended offers and sales of securities in this offering. Through June 2023, we and the selling stockholders have raised a total of $178,759 in gross proceeds, of which the company’s portion was $125,131.

The Company initially engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Prior to the termination of Dalmore’s agreement with the Company, Dalmore became entitled to a 1% commission, a one-time advance payment for out-of-pocket expenses equal to $5,000, a consulting fee of $20,000, and $11,750 for fees payable to FINRA. On or around June 1, 2022, our broker-dealer agreement with Dalmore was terminated.

Regulation Crowdfunding Offering

From July 8, 2022 to June 30, 2023, the Company sold 100,196 shares of Class A Common Stock at a price per share of $4.25 in the Regulation Crowdfunding Offering. See “Recent Developments – Regulation Crowdfunding Offering” for related discussion. Further information about the Regulation Crowdfunding Offering and related disclosures are provided in the Form C/A, and may be updated, supplemented, or modified by future amendments to the Form C/A.

Debt

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

Changes in Employee Compensation

Six Months Ended June 30, 2023

During the six months ended June 30, 2023, options to purchase a total of 210,532 shares of Class A Common Stock were granted to certain employees, board members, and contractors.

During the six months ended June 30, 2023, the Company recorded a total of $ $486,939 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense as of June 30, 2023 was $5,323,899.

The following table provides information regarding transactions in the Company’s stock options during the first six months of 2023:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Shares	Price	Term
Outstanding at December 31, 2022	6,784,989	$1.28	8.77 years
Granted	210,532	4.25	9.71 years
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at June 30, 2023	6,995,521	$1.37	8.79 years

During the six months ended June 30, 2023, we had 3 full-time employees and 3 part-time employees, respectively.

Six Months Ended June 30, 2022

During the six months ended June 30, 2022, options to purchase a total of 1,716,951 shares of Class A Common Stock were granted to various employees, board members, and contractors.

During the six months ended June 30, 2022, the Company recorded a total of $673,871 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense as of June 30, 2022 was $5,248,625.

The following table provides information regarding transactions in the Company’s stock options during the first six months of 2022:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Shares	Price	Term
Outstanding at December 31, 2021	6,482,950	$1.13	9.68 years
Granted	1,716,951	2.75	9.71 years
Exercised	311	1.11	—
Forfeited	40,338	0.31	—
Outstanding at June 30, 2022	8,159,252	$1.48	9.69 years

During the six months ended June 30, 2022, the number of our employees decreased from 12 full-time and 2 part-time employees to 8 full-time and 2 part-time employees, respectively. In April 2022, a number of employees agreed to reductions in their monthly salaries. In aggregate, total monthly salaries were reduced by on average 40%. During the same period, one employee was granted 8,374 shares of restricted Class A Common Stock in exchange for services.

As of December 31, 2019, the Company made an overpayment of $15,500 to Palatine Analytics for services. The Company believed that Palatine Analytics reimbursed the Company for the overpaid amount; however, in June 2022, the Company determined that it had not received the reimbursement. It then received $15,800 from Palatine Analytics. This payment included $15,500 in principal payment plus $300 in interest.

Plan of Operations

Product Development

We have four major product-development goals for the next 12 months:

●	Adding AI-powered and data-driven models on our AI marketplace. We plan to add around 5 new models per year to have a total of approximately 45 models on the platform by February 1, 2024.

●	Research and development of the GenesisAI platform/protocol. Our goal is to enhance the protocol so that our technology allows seamless interactions among distinct AI tools. We would like to make progress in allowing AI tools to work synergistically together, including exchanging data and services.

●	Researching how to create Artificial General Intelligence (AGI), or the hypothetical ability of an intelligent agent to understand or learn any intellectual task that a human being can. In other words, our AGI research efforts will focus on deploying expert AI models and how to connect them in a way that as a whole they are capable of doing almost everything that humans do, including text analysis, speech understanding, and image recognition.

●	Development and release of a custom email server product. Our product is being designed to enable email marketers to send emails with high deliverability by automatically building a custom email server for them. We plan to launch a beta version of the product by the end of 2023 and integrate this product into our AI marketplace once we have enough customer demand with AI functionalities such as AI-powered automatic email replies and analytics for optimized email marketing.

Business Development Goals

Our primary business development goals for the next 12 months will be:

●	Increasing number of users. Our goal is to have twice the number of registered users on our platform within 12 months to approximately 5,000. We believe that the platform will require network effects resulting from having large numbers of users before it can be commercialized.

●	Signing partnership agreements with AI companies and individuals who are interested in deploying their solution on our platform.

●	Raising more capital so that we can accelerate our growth.

●	Maximize revenue and users for our in-development custom email server product.

Achieving all of our goals will depend to a large extent on the amount of capital that we will raise within the next 12 months and the revenue we will generate. Should we be unable to meet our capital-raising goal or if the capital that we raise otherwise proves to be insufficient, we may be unable to meet some or all of our planned operations goals.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 4). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 “Income Taxes” (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the six month periods ending June 30, 2023 and 2022.

Stock Based Compensation

In accordance with ASC 718, Compensation – Stock-Based Compensation, share-based compensation to employees and non-employees is recorded based on the grant date fair market value of the equity instrument issued with an expense recognized over the requisite service or vesting period. During the periods ending June 30, 2023 and 2022, the Company recorded share-based compensation in the amount of $0 and $74,299.

Research and Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expenses, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. For the six-month periods ending June 30, 2023 and 2022, the Company had $472,927 and $853,079 of research and development expenses, respectively.

Recently Issued Accounting Pronouncements

None.

Going Concern

The Company began operations in 2018 and incurred a loss for the period from inception through June 30, 2023. Since inception, the Company has relied on securing stockholder investments and contributions from the founders. As of June 30, 2023, the Company has generated limited revenue, had limited working capital, and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements included with this report do not reflect any adjustments that might be necessary if the Company is not able to continue as a going concern.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

GENESISAI CORPORATION

BALANCE SHEETS

JUNE 30, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

	Jun 30, 2023	Dec 31, 2022
ASSETS

Current Assets:
Cash & cash equivalents	$248,702	$452,795
Due from shareholders	67,000	67,000
Accounts Receivable	1,500	—

Total Current Assets	$317,202	$519,795
Total Assets	$317,202	$519,795

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable	$35,604	$35,510
Total Liabilities	$35,604	$35,510

Stockholders’ equity:

Preferred stock, $0.0001 par value, 50,000,000 designated shares, 3,687,994 and 3,687,994 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	369	369
Common stock – Class A, $0.0001 par value, 195,000,000 shares authorized, 17,514,023 and 17,483,235 shares issued and outstanding as of June 30, 2023 and December 31st 2022, respectively	1751	1,748
Common stock – Class B, $0.0001 par value, 32,000,000 shares authorized, 27,068,000 and 27,068,000 shares issued and outstanding as of June 30, 2023 and December 31st, 2022, respectively	2,707	2,707

Additional paid-in capital	8,415,313	7,797,525
Accumulated deficit	(8,138,539)	(7,318,064)
Total stockholders’ equity	281,598	484,285

Total liabilities and stockholders’ equity	$317,202	$519,795

See notes to the financial statements

GENESISAI CORPORATION

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Six months ended June 30, 2023	Six months ended June 30, 2022

Revenue	$1,500	$6,599
Cost of revenue	1,300	9,893
Gross profit	200	(3,294)

Operating expenses:
Selling, general & administrative costs	$348,403	$766,514
Research & development	472,927	853,079
Total operating expenses	821,330	1,619,593

Total operating loss	$(821,330)	$(1,619,593)
Other Income:
Interest paid	655	—

Total other income	$655	$0
Tax provision	—	—
Net income (loss)	$(820,475)	$(1,622,887)

Basic and diluted loss per share	$(0.02)	$(0.04)

Basic and diluted weighted average number of shares outstanding	44,582,023	44,508,967

See notes to the financial statements

GENESISAI CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Preferred Stock		Class A Common Stock		Class B Common Stock
							Additional
							Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2021	3,687,994	$369	17,396,880	$1,740	27,080,000	$2,708	$6,319,466	$(4,778,910)	$1,545,373

Issuance of Class A for services			8,374	0.8			35,589		35,590

Conversion of class B to class A			9,539	1	(9539)	(1)			—

Options exercised			312	0.03			1,325		1,325

Issuance of Class A			23,402	2			99,456		99,458

Stock option expense							673,871		673,871

Net income (Loss)								(1,622,887)	(1,622,887)

Balance as of June 30, 2022	3,687,994	$369	17,438,507	$1,744	27,070,461	$2,707	$7,129,707	$(6,401,797)	$732,730

Balance as of December 31, 2022	3,687,994	$369	17,483,235	$1,748	27,068,000	$2,707	$7,797,525	$(7,318,064)	$484,285

Stock option expense	—	—	—	—	—	—	486,939	—	$486,939

Net loss	—	—	—	—	—	—	—	(820,475)	(820,475)

Issuance of Class A			30,788	3			130,849		130,849

Balance, June 30, 2023	3,687,994	$369	17,514,023	$1,751	27,068,000	$2,707	$8,415,313	$(8,138,539)	$281,598

See notes to the financial statements

GENESISAI CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Cash flows from operations
Net loss	$(820,475)	(1,622,887)

Adjustments to reconcile net loss to net cash used in operating activities
Stock option	486,939	673,871

Stock compensation	0	22,243

Changes in operating assets and liabilities:
Increase/Decrease in Accounts Payable	94	(984)

Increase/Decrease in Accounts receivable	(1500)	—

Net cash provided by Operating Activities	(334,942)	(927,757)

Cash flows from financing activities
Proceeds from the issuance of Common Stock	130,849	99,456
Proceeds from the investment capital that has not been closed	—	25,736
Net cash provided from financing activities	130,849	125,192

Net increase (decrease) in cash and cash equivalents	(204,093)	(802,565)

Beginning of period - Cash	452,795	1,479,904
End of period - Cash	$248,702	$677,339

See notes to the financial statements

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 1 – NATURE OF OPERATIONS

GenesisAI Corporation (“GenesisAI”, the “Company”, or “we”) was formed as a Delaware corporation on July 3, 2018. The Company’s headquarters are in Florida.

The Company develops and markets an online marketplace for artificial intelligence solutions and products. One of the core products that the company intends to place on its marketplace is a product that allows digital marketers to send emails using their own custom mail server.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The company also has money in a money market account of the same bank. As of June 30, 2023, the company had $245,411 in the money market account and $3,290 in the checking account.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 “Income Taxes” (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the six month periods ending June 30, 2023 and 2022.

Selling, General & Administrative Costs

The primary components of sales, general & administrative costs are advertising, marketing & business development costs. The Company expenses advertising costs as they are incurred.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expenses, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. For the six month periods ending June 30, 2023 and 2022, the Company had $472,927 and $853,079 of research and development expenses, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Loss per Share

Basic and diluted loss per share are computed based on the weighted-average common shares and common share equivalents outstanding during the period. Except with respect to certain voting, conversion and transfer rights and as otherwise expressly provided in the Company’s Articles of Incorporation or required by applicable law, shares of the Company’s Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. Accordingly, basic and diluted net income (loss) per share are the same for both classes. Common share equivalents consist of stock options and restricted stock units. Common share equivalents were excluded from the computation of diluted earnings per share for the 6 months ending June 30, 2023 and 2022, because their effect was anti-dilutive.

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	June 30,
	2023	2022
Net loss per share, basic and diluted	(0.02)	(0.04)

Weighted average shares outstanding:
Class A common stock	17,514,023	17,438,505
Class B common stock	27,068,000	27,070,462
Total weighted average shares outstanding	44,582,023	44,508,967

Antidilutive securities not included:
Stock options	6,995,521	8,058,291
Restricted stock grants	—	248,374
Convertible preferred stock	3,687,994	—
Total	10,683,515	8,306,665

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Share-based Compensation

In accordance with ASC 718, Compensation – Stock Based Compensation, share-based compensation to employees and non-employees is recorded based on the grant date fair market value of the equity instrument issued with an expense recognized over the requisite service or vesting period. In first 6 months of 2023, the Company recorded share-based compensation in the amount of $0.

NOTE 3 – CASH

Substantially all of the Company’s cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $248,702 and $452,795 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, the company had $245,411 in the money market account and $3,290 in the checking account.

NOTE 4 – STOCKHOLDERS’ EQUITY

Common Stock

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated “Class A Common Stock,” $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as “Class B Common Stock,” $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company’s Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company’s Certificate of Incorporation. Under the Company’s certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company’s control or other corporate action.

Series A Preferred Stock

The Company’s board of directors has used its authority to designate 612,330 shares of preferred stock as “Series A-1 Preferred Stock,” 3,688,700 shares of preferred stock as “Series A-2 Preferred Stock,” 658,800 shares of preferred stock as “Series A-3 Preferred Stock,” 204,280 shares of preferred stock as “Series A-4 Preferred Stock,” 340,000 shares of preferred stock as “Series A-5 Preferred Stock,” and 8,000,000 shares of preferred stock as “Series A-6 Preferred Stock,” with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the “Series A Preferred Stock.” The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company’s outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Series A Preferred Stock - Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company’s other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Series A Preferred Stock - Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Series A Preferred Stock - Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a “deemed liquidation event” (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company’s stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Series A Preferred Stock - Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company’s board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Stock Issuances

GenesisAI’s president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock.

In first 6 months of 2022, the Company recorded share-based compensation in the amount of $22,243.

In first 6 months of 2022, the company insiders sold 10,030 Class A shares for the proceeds of $42,625 through Reg A+ offering.

During the year ended December 31, 2021, the Company amended employment agreements with several employees which resulted in the cancellation of 2,418,000 shares of Class A common stock.

During the first 6 months of 2023, the Company issued 30,788 of Class A common stock for total proceeds of $130,849 via the Company’s Reg CF offering. During the first 6 months of 2022, the Company issued 23,402 of Class A common stock for total proceeds of $ $99,460 via the Company’s Reg A+ offering. During the first 6 months of 2021, the Company issued 2,317,690 shares of common stock for total proceeds of $1,474,796 to investors via a Crowdfunding portal.

Restricted Stock Units

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services. 180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vested at a rate of 1/12 per month. As of December 31, 2021, 205,000 of the RSU’s had vested and $226,730 had been recorded as stock for services. During the year ended December 31, 2022, the remaining 35,000 RSUs vested and the Company recorded $38,710 as stock for services.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

In 2022, the Company issued 8,374 RSUs of Class A common stock to an employee. The RSUs vested 1/4 per month and were fully vested as of December 31, 2022. The Company recorded stock for services in the amount of $35,589 related to these RSUs during the year ended December 31, 2022.

Activity related to our restricted stock units during the year ended December 31, 2021 was as follows:

	Number of Units	Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2020	—	$—
Units granted	240,000	$1.106
Units Exercised/Released	(205,000)	$1.106
Units Cancelled/Forfeited	—	$—
Total awards outstanding at December 31, 2021	35,000	$1.106

Activity related to our restricted stock units during the year ended December 31, 2022, was as follows:

	Number of Units	Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2021	35,000	$1.106
Units granted	8,374	$4.25
Units Exercised/Released	(43,374)	$1.71
Units Cancelled/Forfeited	—	$—
Total awards outstanding at December 31, 2022	—	$—

As of June 30, 2023, the remaining unrecognized expense related to the RSUs was $0.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the “Plan”), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 15,000,000 shares of Common Stock as of December 31, 2021.

On December 1, 2020, the Company granted 138,300 stock options under this plan to a consultant. The stock options had an exercise price of $0.311 and expiration date was 10 years after the grant date. The consultant vested 40,338 of options; however, he did not exercise his options 3 months after his departure from company. The options expired on May 6th, 2022. The options has been forfeited.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

During the year ended December 31, 2021, the Company granted a total of 6,344,650 stock options under the Plan to various consultants. The stock options had exercise prices between $1.106 and $2.00 and expire after 10 years. The vesting terms of the stock options are as follows:

●	355,530 stock options vest over a three-year period with 129,230 of the stock options becoming exercisable immediately and the remaining stock options will vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.

●	676,990 stock options vested immediately on June 2, 2021 which was the grant date.

●	3,253,350 stock options vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.

●	2,058,780 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over the four year term of the award.

During the first 6 months of 2022, total of 1,716,951 options has been granted to various employees, board members, and contractors.

During the first 6 months of 2023, a total of 210,532 options has been granted to an employee.

The fair value of options granted for the six months ended June 30, 2023 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

2022
Expected term (in years)	10
Expected stock price volatility	101 to 118%
Risk-free interest rate	4 to 5%
Expected dividend yield	0

During the six months ended June 30, 2023, the Company recorded a total of $486,939 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $5,323,899.

Stock option transactions are as follows:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Shares	Price	Term (Years)
Outstanding at December 31, 2022	6,784,989	$1.28	8.77
Granted	210,532	4.25	9.71
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at June 30, 2023	6,995,521	$1.37	8.79

SAFEs

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the “SAFEs”) and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock. As of June 30, 2022, the remaining amounts related to SAFEs was $217,875. On December 16, 2021, the Company’s Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a “Qualified Equity Financing” in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

As of June 30, 2023, the remaining balance of SAFEs was $217,875. The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000).

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the “2019 SAFEs”) that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an “Equity Financing”), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception through June 30, 2023. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of June 30, 2023, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – PPP LOAN

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven. The forgiveness has been recorded as other income.

GENESISAI CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 7 – RELATED PARTY TRANSACTIONS

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

GenesisAI’s president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock (See Note 4).

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from June 30, 2023, through August 28th, 2023, the date when the financial statements were available to be issued, and has determined the following items needed to be disclosed:

The Company continued its Reg CF raise on Netcapital and closed investments in the amount of $141,359.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Restated Certificate of Incorporation of GenesisAI Corporation (incorporated by reference to Exhibit 2.1 to Offering Statement on Form 1-A filed February 1, 2022)
2.2	Certificate of Designations of Series A Preferred Stock of GenesisAI Corporation (incorporated by reference to Exhibit 2.2 to Offering Statement on Form 1-A filed February 1, 2022)
2.3	Bylaws of GenesisAI Corporation (incorporated by reference to Exhibit 2.3 to Offering Statement on Form 1-A filed February 1, 2022)
3.1	Form of Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to Offering Statement on Form 1-A filed February 1, 2022)
4.1	Form of Subscription Agreement for Class A Common Stock (incorporated by reference to Exhibit 2.3 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
6.1	Employment Agreement, dated April 6, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.1 to Offering Statement on Form 1-A filed February 1, 2022)
6.2	Amendment to Employment Agreement, dated May 24, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.2 to Offering Statement on Form 1-A filed February 1, 2022)
6.3	Amendment to Employee Offer Letter, dated April 14, 2022, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.3 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
6.4	Form of Independent Director Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.3 to Offering Statement on Form 1-A filed February 1, 2022)
6.5	Amendment to Offer Letter, dated as of April 14, 2022, between Levan Silagadze and GenesisAI Corporation
6.6	Amendment to Offer Letter, dated as of April 14, 2022, between Shota Shanidze and GenesisAI Corporation
6.7	Amendment to Offer Letter, dated as of June 15, 2022, between Levan Silagadze and GenesisAI Corporation (incorporated by reference to Exhibit 6.7 to the Form 1-K filed on May 1, 2023)
6.8	Amendment to Offer Letter, dated as of June 15, 2022, between Shota Shanidze and GenesisAI Corporation (incorporated by reference to Exhibit 6.8 to the Form 1-K filed on May 1, 2023)
6.9	Form of Indemnification Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.4 to Offering Statement on Form 1-A filed February 1, 2022)
6.10	Cancellation and Exchange Agreement, dated September 21, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.6 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
15.1	2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.1 to Offering Statement on Form 1-A filed February 1, 2022)
15.2	Amendment No. 1 to 2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.2 to Offering Statement on Form 1-A filed February 1, 2022)
15.3	Form of Stock Option Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.3 to Offering Statement on Form 1-A filed February 1, 2022)
15.4	Form of Restricted Stock Award Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.4 to Offering Statement on Form 1-A filed February 1, 2022)
99.1	Supplemental content on GenesisAI Corporation website and investor deck as of March 17, 2022 (incorporated by reference to Exhibit 99.1 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2023	GENESISAI CORPORATION

/s/ Archil Cheishvili
Name: Archil Cheishvili
Title: Chief Executive Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Archil Cheishvili	Chief Executive Officer, President and Director	September 18, 2023
Archil Cheishvili	(principal executive officer, principal financial officer, and principal accounting officer)

/s/ Shota Shanidze	Director	September 18, 2023
Shota Shanidze

/s/ Levan Silagadze	Director	September 18, 2023
Levan Silagadze